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                            February 12, 2021

       Angel Pendas
       Secretary and Director
       Springwater Special Situations Corp.
       405 Madison Avenue, 11th Floor
       New York, NY 10174

                                                        Re: Springwater Special
Situations Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
25, 2021
                                                            CIK No. 0001838000

       Dear Mr. Pendas:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Conflicts of Interest, page 67

   1. If any of the other business relationships listed by your directors and members of management involve
another special purpose acquisition corporation, please identify.
               You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
       Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551-
       3815 with any other questions.
 Angel Pendas
Springwater Special Situations Corp.
February 12, 2021
Page 2

                                                    Sincerely,
FirstName LastNameAngel Pendas
                                                    Division of Corporation
Finance
Comapany NameSpringwater Special Situations Corp.
                                                    Office of Technology
February 12, 2021 Page 2
cc:       Jeffrey Gallant
FirstName LastName